Exhibit 99.1

VisionChina Media Inc. Announces Third Quarter 2012 Results

BEIJING, Nov. 15, 2012 /PRNewswire/ — VisionChina Media Inc. (“VisionChina Media” or the “Company”) (Nasdaq: VISN), one of China’s largest out-of-home digital television advertising networks on mass transportation systems, today announced its unaudited financial results for the quarter ended September 30, 2012.

Key Quarterly Financial and Operating Data for the Third Quarter of 2012

Total revenues in the third quarter of 2012 increased 18.2% quarter-over-quarter to $33.2 million.

Gross profit in the third quarter of 2012 was $3.4 million, compared to gross loss of $5.4 million in the second quarter of 2012.

Operating loss in the third quarter of 2012 was $12.6 million, compared to operating loss of $200.8 million in the second quarter of 2012.

Net loss attributable to VisionChina Media shareholders in the third quarter of 2012 was $14.3 million, compared to net loss of $193.5 million in the second quarter of 2012.

In the third quarter of 2012, the Company’s non-GAAP financial measure, net loss attributable to VisionChina Media shareholders excluding share-based compensation expenses and provision for contingent loss in connection with litigation, and if any, amortization of intangible assets, impairment loss and income tax credit in connection with the impairment loss (non-GAAP), was $12.7 million, compared to non-GAAP net loss of $20.7 million in the second quarter of 2012.

Basic and diluted net loss per share attributable to VisionChina Media shareholders in the third quarter of 2012 was $0.14 and $0.14, respectively (each ADS representing one common share), compared to basic and diluted net loss per share attributable to VisionChina Media shareholders of $1.91 and $1.91, respectively, in the second quarter of 2012.

The Company had cash and cash equivalents of $63.1 million as of September 30, 2012. Net cash used in operating activities was $26.2 million in the third quarter of 2012, approximately $13.5 million of which was payment to Shanghai Metro Television Company Limited (“Shanghai Metro”) relating to the concession fee for the first six months of 2012 under a concession contract.

Total broadcasting hours in the Company’s network in the third quarter of 2012 were 40,963 hours.

As of September 30, 2012, the Company’s network covered 19 cities, secured either by exclusive agency agreements or joint venture contracts, and included 107,821 digital displays on mass transit systems.

Average advertising revenue per broadcasting hour on the Company’s network in the third quarter of 2012 was $748.

The Company sold an average of 7.31 advertising minutes per broadcasting hour on its network in the third quarter of 2012.

Mr. Limin Li, VisionChina Media’s chairman and chief executive officer, commented, “In the third quarter, we welcomed two talented industry experts, Mr. Huimin Zhang and Mr. Zhenhong Xie, who together bring decades of extensive experience in innovative TV programming, diverse industry connections, as well as broad customer relationships. As the only outdoor extension of traditional TV, we remain committed to optimizing the dissemination ability of our media network and the attractiveness of our media content by increasing the volume of our self-produced TV programs and offline events, as well as deepening our cooperation with leading satellite TV stations. As such, I am confident the addition of Mr. Zhang and Mr. Xie will make further strides toward the generation of incremental media value and potential revenue opportunities.”

Stanley Wang, VisionChina Media’s chief financial officer, added, “The recent restructuring of our Shanghai subway contract was an important step in our overarching plan to optimize our media resources and to control costs associated with our media platforms. Without negatively impacting customer demand or our market presence, the variable media cost structure we have gradually and strategically introduced in certain regions of unreasonably high fixed media costs will help to improve our overall profit margin and provide a solid basis for the Company’s long-term growth.”

Third Quarter 2012 Results

VisionChina Media’s total revenues were $33.2 million in the third quarter of 2012, representing a decrease of 34.0% from $50.2 million in the third quarter of 2011 and an increase of 18.2% from $28.1 million in the second quarter of 2012. Advertising service revenue, which accounted for 99.3% of total revenues in the third quarter of 2012, was $33.0 million, representing a decrease of 34.4% compared to the third quarter of 2011 and an increase of 17.4% compared to the second quarter of 2012. Several factors led to the Company’s year-over-year decrease in advertising service revenue, including declining revenue contribution from the internet-based businesses sector, a slower-than-expected recovery in advertising spending by small- and medium-sized customers in reaction to rate-card increases across the Company’s network in the fourth quarter of 2011, and the cautious sentiment in the current advertising market. In the third quarter of 2012, the Company also generated revenue of $0.2 million in respect of maintenance services provided to a subway company, representing 0.7% of its total revenues. There was no such maintenance revenue in the third quarter of 2011 or in the second quarter of 2012.

Total broadcasting hours in the third quarter of 2012 were 40,963 hours, compared to 43,778 hours in the third quarter of 2011 and 41,012 hours in the second quarter of 2012.

Average advertising revenue per broadcasting hour was $748 in the third quarter of 2012, compared to $1,122 in the third quarter of 2011 and $658 in the second quarter of 2012.

In the third quarter of 2012, the Company sold a total of 299,510 advertising minutes in its network, compared to 465,756 advertising minutes in the third quarter of 2011 and 269,234 advertising minutes in the second quarter of 2012.

The Company sold an average of 7.31 advertising minutes per broadcasting hour in the third quarter of 2012, compared to 10.64 advertising minutes per broadcasting hour in the third quarter of 2011 and 6.56 advertising minutes per broadcasting hour in the second quarter of 2012.

During the third quarter of this year, 577 advertisers purchased advertising time on the Company’s advertising network, either directly or through advertising agents, compared to 712 advertisers in the third quarter of 2011 and 558 advertisers in the second quarter of 2012.

Media cost, the most significant component of advertising service cost, was $23.1 million in the third quarter of 2012, representing 77.8% of total advertising service cost, compared to $26.4 million, or 81.6% of total advertising service cost, in the third quarter of 2011, and $27.2 million, or 81.4% of total advertising service cost, in the second quarter of 2012.

Gross profit in the third quarter of 2012 was $3.4 million, compared to gross profit of $17.8 million in the third quarter of 2011 and gross loss of $5.4 million in the second quarter of 2012.

Advertising service gross margin was 9.8% in the third quarter of 2012, compared to gross margin of 35.5% in the third quarter of 2011 and gross margin of negative 19.2% in the second quarter of 2012.

Selling and marketing expenses were $9.9 million in the third quarter of 2012, representing a decrease of 13.8% from $11.5 million in the third quarter of 2011 and a decrease of 8.8% from $10.8 million in the second quarter of 2012. Selling and marketing expenses accounted for 30.0% of the Company’s advertising service revenue in the third quarter of 2012, compared to 22.8% in the third quarter of 2011 and 38.6% in the second quarter of 2012.

General and administrative expenses were $4.9 million in the third quarter of 2012, representing an increase of 55.9% from $3.1 million in the third quarter of 2011 and an increase of 17.7% from $4.2 million in the second quarter of 2012. The increase in general and administrative expenses compared to the third quarter of 2011 is primarily attributable to an increase in legal fees in connection with pending litigation involving the selling shareholders and former management of Digital Media Group Company Limited (“Digital Media Group”), as well as an increase in the provision made against doubtful accounts receivable.

The Company recorded a contingent loss of $1.4 million in the third quarter of 2012 in connection with the pending litigation involving the selling shareholders and former management of Digital Media Group, compared to $2.7 million in the third quarter of 2011 and $1.4 million in the second quarter of 2012.

Share of profits from equity method investments amounted to $0.2 million in the third quarter of 2012, compared to share of profits of $0.2 million in the third quarter of 2011 and share of loss of $0.2 million in the second quarter of 2012.

Operating loss was $12.6 million in the third quarter of 2012, compared to operating profit of $0.8 million in the third quarter of 2011 and operating loss of $200.8 million in the second quarter of 2012. The decline in operating performance compared to the third quarter of 2011 mainly resulted from the decrease in advertising service revenue. The operating loss in the second quarter of 2012 was primarily attributable to a non-cash impairment charge of $178.8 million as the result of a write-down of goodwill and intangible assets in connection with the Company’s acquisitions consummated in 2008 and 2010. The lingering cautious sentiment in the advertising market, which resulted in the Company’s modification of its 2012 second quarter revenue guidance in early July 2012 and indicated an uncertainty in the Company’s future revenue growth, along with the continuous decrease in the Company’s market capitalization in the second quarter of 2012, triggered this impairment charge. To date, the impairment assessments are still in process and have not been finalized. Management believes the impairment loss on goodwill of $142.4 million and impairment loss on intangible assets of $36.4 million are probable and represent management’s best estimate.

The Company recorded a net interest expense of $0.8 million in the third quarter of 2012, compared to net interest expense of $0.6 million in the third quarter of 2011 and net interest expense of $0.4 million in the second quarter of 2012.

The Company recorded income tax expenses of $0.9 million in the third quarter of 2012, compared to income tax expenses of $1.0 million in the third quarter of 2011 and income tax benefits of $8.0 million in the second quarter of 2012. The income tax benefits in the second quarter of 2012 included tax credit of $9.1 million in connection with the impairment loss on intangible assets. No tax credit in connection with the impairment loss was recorded in the third quarter of 2012 or in the third quarter of 2011.

Net loss attributable to VisionChina Media shareholders (GAAP) was $14.3 million in the third quarter of 2012, compared to net loss attributable to VisionChina Media shareholders of $0.8 million in the third quarter of 2011 and net loss attributable to VisionChina Media shareholders of $193.5 million in the second quarter of 2012.

Basic and diluted net loss per share (GAAP) was $0.14 and $0.14, respectively, in the third quarter of 2012.

Net loss attributable to VisionChina Media shareholders, excluding share-based compensation expenses and provision for contingent loss in connection with litigation, and if any, amortization of intangible assets, impairment loss and income tax credit in connection with the impairment loss (non-GAAP) was $12.7 million in the third quarter of 2012, compared to non-GAAP net income of $3.7 million in the third quarter of 2011 and non-GAAP net loss of $20.7 million in the second quarter of 2012.

As of September 30, 2012, the Company had 107,821 digital television displays in its network, compared to 136,777 as of September 30, 2011 and 136, 075 as of June 30, 2012.

As of September 30, 2012, the Company had 763 employees, compared to 842 employees as of September 30, 2011 and 803 employees as of June 30, 2012.

As of September 30, 2012, the Company had cash and cash equivalents of $63.1 million, compared to $74.7 million as of June 30, 2012. The Company’s net cash used in operating activities was $26.2 million in the third quarter of 2012, approximately $13.5 million of which was payment to Shanghai Metro relating to the concession fee for the first six months of 2012 under a concession contract.

Depreciation and amortization were $1.1 million and capital expenditures were $0.3 million in the third quarter of 2012.

Recent Developments

Nasdaq Noncompliance Notice

On July 13, 2012, VisionChina Media received a letter from The Nasdaq Stock Market LLC (“Nasdaq”) informing the Company that its American depositary shares (“ADSs”) have not met the $1.00 minimum bid price requirement for continued listing on The Nasdaq Global Market under Nasdaq Listing Rule 5450(a)(1). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has a grace period of 180 calendar days, or until January 9, 2013, to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of the Company’s ADSs must meet or exceed $1.00 per ADS for a minimum of ten consecutive business days during this 180-day grace period. The Company will consider available options to resolve the noncompliance with the minimum bid price requirement.

Strategic Cooperation with Hong Kong Satellite TV International Media Group Limited (“HKSTV”)

VisionChina Media recently entered into a cooperation framework agreement with HKSTV, a fast-developing media conglomerate with diversified investments in satellite television, Internet television and film sectors. HKSTV, which started broadcasting in October 2010, currently covers more than sixty countries and regions in the greater Asia-Pacific area, including Hong Kong, Macau, Taiwan and Mainland China. Under the agreement, both parties will collaborate by combining VisionChina Media’s national coverage of mass audiences on public transit with HKSTV’s complementary innovative content to create new revenue opportunities. VisionChina Media believes the collaboration will help establish a variety of new content and technology that can be utilized to deliver the best visual experience to its public transit audiences.

Litigation with the Selling Shareholders and Former Management of Digital Media Group

On August 13, 2012 the New York State Supreme Court entered an order (the “August 13 Order”) directing VisionChina Media and its subsidiary, Vision Best Limited (“Vision Best”), on or before August

21, 2012 (a) to transfer $60 million in assets readily convertible into U.S. currency into New York State, to be held in the custody of the New York City Sheriff’s Office, (b) to deposit $60 million into an escrow account controlled by the Sheriff, or (c) to make other arrangements satisfactory to the plaintiffs in the litigation for security with respect to the final judgment plaintiffs seek in that amount.

VisionChina Media and Vision Best took prompt steps to comply with the August 13 Order and have arranged for the delivery to the Sheriff of more than $3.2 million in cash denominated in or convertible to U.S. dollars that were held by or for VisionChina Media or its subsidiaries outside the PRC. With respect to funds held within the PRC in Chinese currency (Renminbi or “RMB”), any transfer to the Sheriff in New York requires approval of the relevant authority of the PRC government, the State Administration on Foreign Exchange (“S.A.F.E.”). Accordingly, on August 20, 2012 the Company applied to the S.A.F.E. for such approval, for the transfer of the balance required under the August 13 Order (an amount equivalent to approximately $56.8 million). S.A.F.E., however, denied the application.

At the same time as taking steps to comply with the August 13 order to the extent possible, the Company has appealed from that order. It sought a stay of enforcement of the August 13 Order, but that request was denied, first by a single judge of the appellate court on August 17, 2012 and then by a full panel of that court on October 2, 2012. The Company has perfected its appeal from the August 13 Order, and the appeal has been scheduled to be heard in the January 2013 Term.

On October 21, 2012, Oak Investment Partners and Gobi Partners filed a contempt motion in the New York State Supreme Court against VisionChina Media and Vision Best for failure to transfer $60 million into New York State by August 21, 2012 as directed in the August 13 Order. The Company has taken the necessary steps to oppose the contempt motion. It believes that it has exhausted its good faith efforts to comply with the August 13 Order and that the contempt motion is not well founded.

Management Appointments of Mr. Huimin Zhang and Mr. Zhenhong Xie

Mr. Huimin Zhang joined VisionChina Media in August 2012. He has decades of extensive experience in the television advertising industry and possesses comprehensive industry connections with broad customer relationships. Prior to joining VisionChina Media, Mr. Zhang was one of the key founding members of Shenzhen Satellite TV. He assisted the general manager of the advertising department in Shenzhen Media Group, and later held the positions of deputy director and head of the advertising department at Shenzhen Satellite TV. Before his time in Shenzhen Satellite TV, Mr. Zhang served in the advertising department of Anhui Satellite TV, the advertising revenue of which was among the top five of all provincial television stations. Mr. Zhang holds a bachelor’s degree in law from East China University of Political Science and Law.

Mr. Zhenhong Xie joined VisionChina Media in August 2012, overseeing the Company’s programming innovation center. With more than 20 years of experience in the television industry, Mr. Xie has both extensive knowledge regarding television operations and comprehensive industry connections at home and abroad. A series of high-standard TV programs covering a variety of themes, produced and operated by him, are highly regarded by the industry and received a number of national prizes. Prior to joining VisionChina Media, Mr. Xie was deputy director of Shenzhen Satellite TV, in charge of entertainment programming. He also made outstanding contributions to turning Shenzhen Satellite TV into one of the top ten provincial satellite TV stations in China in just eight years. Mr. Xie was invited to join Shenzhen TV as a rising talent in 1994, and he held a number of technical and managerial positions, with significant contributions to innovative programming content and the station’s operational models. Mr. Xie holds an MBA degree from the City University of Macau.

Business Outlook

The Company estimates its advertising service revenue in the fourth quarter of 2012 to be between $26.0 million and $28.0 million.

As opposed to the guidance in previous quarters, the Company’s estimate on its advertising service revenue in the fourth quarter of 2012 has reflected the effect of the recent value added tax (“VAT”) reform in the PRC and is reduced by approximately 6% to exclude the VAT from its advertising service revenue.

These estimates are based on an exchange rate of RMB6.3190 per $1.00.

The Company noted that its guidance is based on its current network that, as of the date of this press release, has already been secured by exclusive agency agreements or joint venture contracts and is based on management’s current assessment of the possible outcome of pending litigation with the selling shareholders and former management of Digital Media Group. If the number of cities in the Company’s network expands or contracts, or if there is any progress in the pending litigation that affects management’s assessment of the possible outcome, management’s forecast could be affected.

Conference Call

VisionChina Media’s management will hold an earnings conference call at 8:00 p.m. U.S. Eastern Time on November 15, 2012 (9:00 a.m. Beijing/Hong Kong Time on November 16, 2012).

Dial-in details for the earnings conference call are as follows:

US Toll Free:	+1-866-519-4004
US Toll:	+1-718-354-1231
Hong Kong Toll:	+852-2475-0994
International Toll:	+65-6723-9381
Passcode for all regions:	VisionChina Earnings Call

A replay of the conference call may be accessed by phone at the following numbers until November 23, 2012.

U.S. Toll Free:	+1-855-452-5696
U.S. Toll:	+1-646-254-3697
International Toll:	+61-2-8199-0299
Passcode for all regions:	68442599

Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of VisionChina Media’s website at http://www.visionchina.cn.

About VisionChina Media Inc.

VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways. As of September 30, 2012, VisionChina Media’s advertising network included 107,821digital television displays on mass transportation systems in 19 of China’s economically prosperous cities, including Beijing, Guangzhou and Shenzhen, as secured by exclusive agency agreements or joint venture contract. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports, and other entertainment programming. For more information, please visit http://www.visionchina.cn.

Use of Non-GAAP Financial Measures

In addition to VisionChina Media’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including net income/(loss) excluding non-cash share-based compensation expenses, amortization of intangible assets, contingent loss in connection with a litigation, impairment loss and income tax credit in connection with the impairment loss. The Company believes that the non-GAAP financial measures provide investors with another method for assessing VisionChina Media’s operating results in a manner that is focused on the performance of its ongoing operations.

Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of VisionChina Media’s liquidity and when planning and forecasting future periods. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Ms. Sharon Wu
VisionChina Media Inc.
Tel: +86-189-2677-2096
E-mail: sharon.wu@visionchina.cn

Mr. Colin Wang
Investor Relations Director
VisionChina Media Inc.
Tel: +86 135-1001-0107
Email: colin.wang@visionchina.cn

In the United States:

Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Tel: +1-646-460-9989
E-mail: visn@ogilvy.com

VISIONCHINA MEDIA INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousand U.S. dollars)

	September 30, 2012	June 30, 2012	December 31, 2011
	(Unaudited)	(Unaudited)	(Note 1)
ASSETS
Current Assets:
Cash and cash equivalents	63,071	74,724	80,310
Restricted cash	13,118	13,329	3,306
Accounts receivable, net	47,436	47,420	66,284
Amounts due from related parties	1,709	1,507	2,444
Prepaid expenses and other current assets	30,405	32,622	34,278
Total current assets	155,739	169,602	186,622
Non-current Assets:
Fixed assets, net	11,233	11,683	13,638
Goodwill	—	—	141,406
Intangible assets	361	284	39,537
Investments under equity method	7,345	7,143	7,201
Other investments	3,037	3,041	3,021
Long-term prepayments and deposits	20,420	21,231	19,896
Restricted cash	1,111	1,113	1,102
Deferred tax assets	1,470	2,323	2,718
Total non-current assets	44,977	46,818	228,519
TOTAL ASSETS	200,716	216,420	415,141
LIABILITIES AND EQUITY
Current Liabilities:
Short-term bank loans	46,766	35,141	20,465
Accounts payable	7,842	22,683	16,149
Amounts due to related parties	1,959	1,739	1,416
Consideration payable	64,000	64,000	64,000
Income tax payable	20	25	118
Accrued expenses and other current liabilities	22,132	20,457	18,814
Total current liabilities	142,719	144,045	120,962
Non-current Liabilities:
Deferred tax liabilities	—	—	9,808
Other non-current liabilities	974	975	969
Total non-current liabilities	974	975	10,777
Total liabilities	143,693	145,020	131,739
Equity:
Common shares	10	10	10
Additional paid-in capital	342,514	342,352	341,963
Accumulated deficit	(322,659)	(308,346)	(93,729)
Accumulated other comprehensive income	37,030	37,227	34,940
Total VisionChina Media Inc. shareholders’ equity	56,895	71,243	283,184
Noncontrolling interest	128	157	218
Total equity	57,023	71,400	283,402
TOTAL LIABILITIES AND EQUITY	200,716	216,420	415,141

Note 1:  Information extracted from the audited consolidated financial statements included in the Company’s 2011 annual report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2012, and rounded to thousand of U.S. dollars.

VISIONCHINA MEDIA INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousand U.S. Dollars, except number of shares and per share data)

	For three months ended
	September 30, 2012	June 30, 2012	September 30, 2011
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Advertising service revenue	32,957	28,069	50,242
Other revenue	221	—	—
Total revenues	33,178	28,069	50,242
Cost of revenues:
Advertising service cost	(29,729)	(33,462)	(32,394)
Other cost	(56)	—	—
Total cost of revenues	(29,785)	(33,462)	(32,394)
Gross profit (loss)	3,393	(5,393)	17,848
Operating expenses:
Selling and marketing expenses	(9,875)	(10,827)	(11,451)
General and administrative expenses	(4,892)	(4,157)	(3,137)
Impairment loss on intangible assets and goodwill	—	(178,814)	—
Contingent loss in connection with a litigation	(1,411)	(1,410)	(2,700)
Total operating expenses	(16,178)	(195,208)	(17,288)
Share of profits (loss) from equity method investees	213	(244)	240
Operating (loss) profit	(12,572)	(200,845)	800
Interest income	210	177	585
Interest expense	(1,028)	(545)	(1,199)
Other expenses	(92)	(385)	(7)
Net (loss) income before income taxes	(13,482)	(201,598)	179
Income tax (expenses) benefits	(860)	8,048	(963)
Net loss	(14,342)	(193,550)	(784)
Net loss attributable to noncontrolling interest	29	29	28
Net loss attributable to VisionChina Media Inc. shareholders	(14,313)	(193,521)	(756)
Net loss per share:
Basic	(0.14)	(1.91)	(0.01)
Diluted	(0.14)	(1.91)	(0.01)
Weighted average number of shares used in computation of net loss per share:
Basic	101,372,240	101,366,554	102,262,097
Diluted	101,372,240	101,366,554	102,262,097
Share-based compensation expenses during the related periods included in:
Cost of revenues	(13)	(13)	(5)
Selling and marketing expenses	(96)	(102)	(105)
General and administrative expenses	(53)	(59)	(79)
Total	(162)	(174)	(189)
Reconciliation from GAAP net loss attributable to VisionChina Media Inc. shareholders to Adjusted Non-GAAP net (loss) income attributable to VisionChina Media Inc. shareholders:
Net loss attributable to VisionChina Media Inc. shareholders (GAAP)	(14,313)	(193,521)	(756)
Add back share-based compensation expenses	162	174	189
Add back amortization of intangible assets	—	1,554	1,529
Add back impairment loss on intangible assets and goodwill	—	178,814	—
Subtract tax credit in connection with impairment on intangible assets	—	(9,101)	—
Add back contingent loss in connection with a litigation	1,411	1,410	2,700
Net (loss) income attributable to VisionChina Media Inc. shareholders (Non-GAAP)	(12,740)	(20,670)	3,662